UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act Of 1934

(Amendment No. 6)*

American Shared Hospital Services

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

029595-10-5

(CUSIP Number)

Raymond C. Stachowiak

American Shared Hospital Services

601 Montgomery Street

Suite 1112

San Francisco, California 94111

(415) 788-5300

with a copy to:

Joseph R. DeHondt

Dykema Gossett PLLC

39577 Woodward Avenue
Suite 300
Bloomfield Hills, MI 48304

(248) 203-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 029595-10-5
1	Name Of Reporting Person Raymond C. Stachowiak, individually and as the (i) owner-president of RCS Investments, Inc., and (ii) owner-manager of Stachowiak Equity Fund, LLC
2	Check The Appropriate Box If A Member Of A Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds (See Instructions) PF, OO
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) Not Applicable.
6	Citizenship Or Place Of Organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole Voting Power 470,678 (1)
	8	Shared Voting Power 919,059 (2) (3)
	9	Sole Dispositive Power 470,678 (1)
	10	Shared Dispositive Power 919,059 (2) (3)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 1,389,737 (1)
12	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent Of Class Represented By Amount In Row 11 21.9% (4)
14	Type Of Reporting Person IN, OO

(1)

Includes 6,000 shares of common stock, no par value (the “Common Stock”), of American Shared Hospital Services (the “Issuer”) that will be issuable to Mr. Stachowiak within 60 days of April 3, 2024, the filing date of this Schedule 13D/A (the “Filing Date”), upon his exercise of certain stock options previously granted to him.

(2)

Includes 158,500 shares of Common Stock owned by RCS Investments, Inc. (“RCS”), of which Mr. Stachowiak is the president. RCS is wholly owned by the Raymond C Stachowiak Revocable Trust dated November 19, 1998 (the “Stachowiak Trust”), of which Mr. Stachowiak is the sole trustee and, in such capacity, may direct the voting and investment of the securities held by RCS. In his capacity as owner-president of RCS, Mr. Stachowiak may be deemed to have or share beneficial ownership of the shares of Common Stock held of record by RCS.

(3)

Includes 760,559 shares of Common Stock owned by Stachowiak Equity Fund, LLC (“Stachowiak Equity”), of which Mr. Stachowiak is the manager. Stachowiak Equity is owned 60% by the Stachowiak Trust, of which Mr. Stachowiak is the sole trustee, and 20% by each of two trusts established for Mr. Stachowiak’s children, of which Mr. Stachowiak’s spouse is the sole trustee. In his capacity as owner-manager of Stachowiak Equity, Mr. Stachowiak may be deemed to have or share beneficial ownership of the shares of Common Stock held of record by Stachowiak Equity.

(4)

This percentage was calculated in accordance with the U.S. Securities and Exchange Commission (the “SEC”) rules for calculating percentages of beneficial ownership, based on the Issuer having an aggregate of 6,330,000 shares of Common Stock issued and outstanding as of March 22, 2024, as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on April 1, 2024 (the “2024 Annual Report”).

CUSIP NO. 029595-10-5
1	Name Of Reporting Person RCS Investments, Inc.
2	Check The Appropriate Box If A Member Of A Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds (See Instructions): WC, OO
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) Not Applicable.
6	Citizenship Or Place Of Organization United States (Illinois)
Number of shares beneficially owned by each reporting person with:	7	Sole Voting Power 0
	8	Shared Voting Power 158,500
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 158,500
11	Aggregate Amount Beneficially Owned By Each Reporting Person 158,500
12	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent Of Class Represented By Amount In Row 11 2.5% (1)
14	Type Of Reporting Person CO

(1)	This percentage is based on the Issuer having an aggregate of 6,330,000 shares of Common Stock issued and outstanding as of March 22, 2024, as reported in the Issuer’s 2024 Annual Report.

CUSIP NO. 029595-10-5
1	Name Of Reporting Person Stachowiak Equity Fund, LLC
2	Check The Appropriate Box If A Member Of A Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds (See Instructions): WC, OO
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) Not Applicable.
6	Citizenship Or Place Of Organization United States (Illinois)
Number of shares beneficially owned by each reporting person with:	7	Sole Voting Power 0
	8	Shared Voting Power 760,559
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 760,559
11	Aggregate Amount Beneficially Owned By Each Reporting Person 760,559
12	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent Of Class Represented By Amount In Row 11 12.0% (1)
14	Type Of Reporting Person OO

(1)	This percentage is based on the Issuer having an aggregate of 6,330,000 shares of Common Stock issued and outstanding as of March 22, 2024, as reported in the Issuer’s 2024 Annual Report.

EXPLANATORY NOTE

This Schedule 13D/A constitutes Amendment No. 6 (this “Schedule 13D/A No. 6”) to the original Schedule 13D dated June 17, 2014, as amended on October 28, 2014, February 16, 2016, May 21, 2019, May 4, 2020, and May 3, 2023 (as amended, the “Original Schedule 13D”), filed with the U.S. Securities and Exchange Commission (the “SEC”) by Mr. Raymond C. Stachowiak, a member and the Executive Chairman of the board of directors (the “Board”) of American Shared Hospital Services, a California corporation (the “Issuer”). The Original Schedule 13D reported Mr. Stachowiak’s ownership of the Issuer’s common stock, no par value (the “Common Stock”), both directly and indirectly through RCS Investments, Inc., an Illinois corporation (“RCS”), of which Mr. Stachowiak is the owner-president, and Stachowiak Equity Fund, LLC, an Illinois limited liability company (“Stachowiak Equity”; together with RCS and Mr. Stachowiak, the “Reporting Persons,” and each, a “Reporting Person”), of which Mr. Stachowiak is the owner-manager.

This Schedule 13D/A No. 6 is being filed to report the shares of Common Stock (the “Common Shares”) that Mr. Stachowiak has acquired since filing Amendment No. 5 to the Original Schedule 13D with the SEC on May 3, 2023 (the “Schedule 13D/A No. 5”). This Schedule 13D/A No. 6 also updates the percentages of beneficial ownership reported for RCS and Stachowiak Equity, which immaterially decreased due to an increase in the Issuer’s total number of issued and outstanding Common Shares since the Schedule 13D/A No. 5 was filed. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Schedule 13D/A No. 6 have the meanings ascribed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

This Schedule 13D/A No. 6 supplements Item 3 of the Original Schedule 13D by adding the following:

Source of Mr. Stachowiak’s Shares.  The aggregate number of Common Shares reported as beneficially owned (the “Total Beneficial Ownership Amount”) by Mr. Stachowiak in this Schedule 13 D/A No. 6 include the Common Shares acquired in the transactions described below that occurred since Mr. Stachowiak’s reporting of beneficial ownership in the Schedule 13D/A No. 5.

●

On March 28, 2023, Mr. Stachowiak was granted an award of 120,000 restricted stock units (“RSUs”), which vested in equal quarterly installments on April 1, 2023, July 1, 2023, October 1, 2023, and January 1, 2024. The Total Beneficial Ownership Amount reported for Mr. Stachowiak in this Schedule 13D/A No. 6 includes the 60,000 Common Shares underlying the 60,000 RSUs granted to Mr. Stachowiak that vested on October 1, 2023 and January 1, 2024, which were excluded from Mr. Stachowiak’s Total Beneficial Ownership Amount in the Schedule 13D/A No. 5 because the RSUs did not vest within 60 days of the filing date of the Schedule 13D/A No. 5.

●

On March 22, 2024, Mr. Stachowiak was granted an award of 120,000 RSUs (the “2024 RSUs”), which vested or will vest in equal quarterly installments on April 1, 2024, July 1, 2024, October 1, 2024, and January 1, 2025. For purposes of this Schedule 13D/A No. 6, only 30,000 Common Shares underlying 30,000 of the 2024 RSUs are included in Mr. Stachowiak’s Total Beneficial Ownership Amount. The remaining 90,000 of the 2024 RSUs and underlying Common Shares are excluded from Mr. Stachowiak’s Total Beneficial Ownership Amount because they will not vest within 60 days of April 3, 2024, the filing date of this Schedule 13D/A No. 6 (the “Filing Date”).

Item 4.	Purpose of Transaction.

This Schedule 13D/A No. 6 amends and restates Item 4 of the Original Schedule 13D as follows:

The information reported in Item 3 of this Schedule 13D/A No. 6 is incorporated by reference into this Item 4. The Common Shares reported as beneficially owned by the Reporting Persons will be held for investment purposes.

Before Mr. Stachowiak became an officer and director of the Issuer, the securities acquired by Mr. Stachowiak were primarily acquired through purchases using his personal funds. After Mr. Stachowiak became an officer of the Issuer, Mr. Stachowiak acquired Common Shares from the Issuer as partial compensation for his service as an officer, including for his former officer roles as Interim President and Chief Executive Officer and for his current officer role as Executive Chairman of the Issuer.

Mr. Stachowiak is a director and the Executive Chairman of the Issuer, the owner-president of RCS, and the owner-manager of Stachowiak Equity. Except as set forth herein and to the extent that Mr. Stachowiak may have influence over the corporate activities of the Issuer, including activities that may relate to the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, the Reporting Persons do not have any present plan or proposal that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

This Schedule 13D/A No. 6 amends and restates Item 5 of the Original Schedule 13D as follows:

The table below reports the aggregate number of Common Shares beneficially owned by each Reporting Person, the total issued and outstanding Common Shares ( the “Total I&O Amount”) used to calculate each Reporting Person’s percentage of beneficial ownership in accordance with the SEC rules for calculating percentages of beneficial ownership, and each Reporting Person’s percentage of beneficial ownership as of the Filing Date of this Schedule 13D/A No. 5.

Reporting Person	Aggregate Number of Common Shares Beneficially Owned	Total I&O Amount of Common Shares	Beneficial Ownership Percentage
Mr. Stachowiak(1)	1,389,737	6,336,000(2)	21.9%
RCS	158,500	6,330,000(3)	2.5%
Stachowiak Equity	760,559	6,330,000(3)	12.0%

(1)

Mr. Stachowiak’s beneficial ownership includes his direct beneficial holdings as well as his indirect beneficial holdings as the (i) owner-president of RCS, and (ii) owner-manager of Stachowiak Equity.

(2)

Mr. Stachowiak’s Total I&O Amount consists of the (i) 6,330,000 Common Shares reported by the Issuer as being issued and outstanding as of March 22, 2024, as reported by the Issuer in its 2024 Annual Report, and (ii) 6,000 Common Shares that Mr. Stachowiak has the right to acquire within 60 days of April 3, 2024 upon his exercise of certain stock options previously granted to him.

(3)	The Reporting Person’s Total I&O Amount is equal to the 6,330,000 Common Shares reported by the Issuer as being issued and outstanding in its 2024 Annual Report.

(b)         With respect to each Reporting Person as of the Filing Date, the table below reports the number of Common Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Each Reporting Person expressly disclaims beneficial ownership of all of the Common Shares reported in this Schedule 13D/A No. 6 except to the extent of such Reporting Person’s pecuniary interest therein, and the filing of this Schedule 13D/A No. 6 shall not be construed as an admission that any such Reporting Person is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D/A No. 6.

Reporting Person	Sole Voting Power	Shared Voting Power		Sole Dispositive Power	Shared Dispositive Power		Total Beneficially Owned
Mr. Stachowiak	470,678	919,059	(1)	470,678	919,059	(1)	1,389,737
RCS	0	158,500		0	158,500		158,500
Stachowiak Equity	0	760,559		0	760,559		760,559

(1)

Includes: (i) 158,500 Common Shares held of record by RCS, which Mr. Stachowiak may be deemed to have or share voting and investment power over in his capacity as president of RCS and as the sole trustee of the Raymond C Stachowiak Revocable Trust dated November 19, 1998 (the “Stachowiak Trust”), which is the sole owner of RCS; and (ii) 760,559 Common Shares held of record by Stachowiak Equity, which is owned 60% by the Stachowiak Trust, of which Mr. Stachowiak is the sole trustee, and 20% by each of two trusts established for Mr. Stachowiak’s children (the “Stachowiak Children Trusts”), of which Mr. Stachowiak’s spouse is the sole trustee. The principal address of the Stachowiak Children Trusts is 7N120 Weybridge Drive, St. Charles, Illinois 60175. The principal business of the Stachowiak Children Trusts is to make and hold investments in securities and other assets. No other information required by Item 2 with respect to the Stachowiak Children Trusts is applicable.

(c)         Except as described in Item 3, Item 6, or elsewhere in this Schedule 13D/A No. 6, no transactions in the Common Shares reported in this Schedule 13D/A No. 6 were effected by the Reporting Persons during the past 60 days.

(d)         Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares beneficially owned by the Reporting Persons.

(e)         Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D/A No. 6, there are no contracts, arrangements, understandings, or similar relationships existing with respect to the securities of the Issuer between the Issuer and the Reporting Persons.

Item 7.	Material to be Filed as Exhibits.

ExhibitNo.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the Reporting Persons certify that the information set forth in this statement is true, complete, and correct.

Date: April 3, 2024

/s/ Raymond C. Stachowiak
Raymond C. Stachowiak, individually

RCS INVESTMENTS, INC.

By:	/s/ Raymond C. Stachowiak
Raymond C. Stachowiak President

STACHOWIAK EQUITY FUND, LLC

By:	/s/ Raymond C. Stachowiak
Raymond C. Stachowiak Manager